OFFICERS' INCENTIVE COMPENSATION PLAN

1.   Purpose of Plan

     To provide additional incentive to the participants to increase their contribution to the achievement of company objectives by providing significant and competitive incentive compensation that relates directly to the performance of the company and the business results achieved, thereby promoting and protecting the interests of the shareholders and enhancing the Company's ability to attract, retain, and motivate and compensate key management employees. The plan is authorized by the Board of Directors and, once established, can be changed only by their approval.

 2.  Eligibility for Participation

     Participation in the Plan for any year shall be the officers, excluding the President

 3.  Establishment of Goal

     The goal will be the income from operations established in the budget prepared by the management, and approved by the Board of Directors for the ensuing fiscal year. The amount for the base will be the Income from Operations as promulgated by this budget including all incentives based on profitability.

4.   Incentive Award Calculation

     The award calculation will be equal to the Income from Operations for the fiscal year as certified by the auditing firm and including any and all adjustments necessary to receive such certification compared to the budget established in section 3 above and will include all incentive awards including incentive awards for officers and key employees. To establish the basis for calculating the incentive award, Income from Operations will include incentive award amounts and officers bonus amounts equal to the budgeted dollar amounts for the fiscal period in which the award is calculated.

5.   Individual Award Calculation

     The award will be based as a percent of the base salary received by the qualified individual for the period April 1 through March 31 in which the award is calculated.

INCENTIVE COMPENSATION PLAN - Continued

     A) The salary class level as shown on the Salary Administration Bulletin (PS1-2) as of December 31 of the fiscal year (Officers are Level 11 ) and;

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     B)   Years of service at December 31 as follows:
          6 months but less than 5 years     =    0
          5 years but less than 10 years     =    1
          10 years but less than 15 years    =    2
          15 years but less than 20 years    =    3
          20 years and up                    =    4

     Example:  Subject employee is a level 8 with 17 years service:
               Level 8   =    8
               17 Years  =    3
               TOTAL          11%
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 6.  Proration of Incentive Award

     The minimum amount will be awarded if actual Income from Operations, as stated in section 4 is at least 75% of such stated goal. The award will be the ratio of the achieved amount to the predetermined goal with a maximum of 150% achieved and rounded to the nearest whole percent.

 7.  Examples

     A) Income from Operations is budgeted for $3,000,000. The actual Income from Operations totals $2,850,000 with incentives included as budgeted.
          1.   The incentive goal is $3,000,000.
          2.   The amount to be awarded an individual would be 95%
               ($2,850,000 + $3,000,000).

     B)   With the same budget, the company's actual Income from Operations
          is   $3,250,000 with incentives included as budgeted.
          1.   The amount to be awarded is $3,250,000 + $3,000,000 or
               108%.

     C) The individual shown in the example in section 5 would receive 10% (11% x .95) of his base salary in example A above: 12% (11% x 1.08) in example B above.
APPROVED 6/20/97
JLD